Form 4
                   U.S. SECURITES AND EXCHANGE COMMISSION
                           Washington, DC 20549


                                                           OMB APPROVAL
                                                      OMC number   3235-0287
                                                      Expires  April 30, 1997
                                                      Estimated average burden
                                                      hours per response   0.5

[ ]  Check this box if no longer
subject to Section 16. Form 4 or
Form 5 obligations may continue.
See Instructions 1(b)


               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17 (a) of the Public Utility Holding Company Act of 1935 or
         Section 30 (f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person
      DOSCH            MICHAEL
     (Last)             (First)         (Middle)

      2070 LAS PALMAS DRIVE
     (Street)

      CARLSBAD           CA              92009
     (City)             (State)         (Zip)

2.   Issuer Name and Ticker or Trading Symbol
      Pacific Research & Engineering Corporation
      PXE - AMEX

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
      OCTOBER 1998

5.   If Amendment, Date of Original (Month/Year)

6.   Relation of reporting Person to Issues
     (Check all applicable)
     _____ Director                     _____ 10%Owner
     __X__ Officer (give title below)   _____ Other (specify below)
     _______________VICE__PRESIDENT________________________________

Table 1- Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
1.Title of Security       2.Trans-  3.Trans-   4.Securities Acquired (A) or
      (Instr. 3)            action    action          Disposed of (D)
                             Date      Code         (Instr. 3, 4, and 5)
                           (Month/  (Instr.8)
                             Day/
                            Year)
                                    Code   V     Amount   (A) or (D)   Price
Common Stock,no par value 10/19/98   S             300        D         1.908
Common Stock,no par value 10/26/98   S           6,500        D         1.894
Common Stock,no par value 10/27/98   S           1,000        D         1.875
Common Stock,no par value 10/29/98   S           1,200        D         1.938


5.Amount of      6.Ownership      7.Nature
Securities         Form:         of Indirect
Beneficially    Direct (D) or    Beneficial
Owned at End    Indirect  (I)    Ownership
   of Month       (Instr. 4)      (Instr. 4)
(Instr. 3 and 4)



  61,000             D


<F1>Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (continued)   Table II-Derivative Securities Acquired, Disposed
                              of, or Beneficially Owned
                     (e.g., puts, calls, warrants, options, convertible
                              securities)

1.Title Derivative   2.Conver-  3.Trans-  4.Transac-  5. Number of Deriv-
  Security (Instr.3)   sion or    action   tion Code  ative Securities Ac-
                      Exercise    Date    (Instr. 8)   quired (A) or Dis-
                      Price of   (Month/                 posed of (D)
                       Deriv-     Day/                (Instr. 3, 4, and 5)
                       ative      Year)
                      Security




                                           Code   V     (A)         (D)
NOT APPLICABLE





6.Date Exercis-  7.Title and Amount of  8.Price   9. Number  10.Owner-   11.Na-
  able and Ex-   Underlying Securities    of      of Deriv-     ship       ture
 piration Date     (Instr. 3 and 4)      Deriv-    ative      Form of      of In
 (Month/Day/                             ative     Secur-    Derivative   direct
    Year)                                Secur-    ities      Security:    Bene-
                                          ity      Bene-       Direct     ficial
                                         (Instr.  ficially     (D) or      Own-
                                            5)      Owned       Indi-     ership
                            Amount                 at End     rect (I)   (Instr.
Date    Expira-             or Num-                  of      (Instr. 4)      4)
Exer-    tion               ber of                  Month
cisable  Date     Title     Shares                (Instr. 4)





<F1>Explanation of responses:


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations  ______/S/ MICHAEL DOSCH________  __11/09/98__
                        ** Signature of Reporting Person      Date

See 18 U.S.C. 1001 and 15 U.S.C.  78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                           OMB APPROVAL
                                                      OMC number   3235-0287
                                                      Expires February 1, 1997
                                                      Estimated average burden
                                                      hours per response   0.5

                            UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                               FORM 4

       STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP OF SECURITIES

THE COMMISSION IS AUTHORIZED TO SOLICIT THE INFORMATION REQUIRED BY THIS FORM PURSUANT TO SECTIONS 16(a) AND 23(a) OF THE SECURITIES EXHANGE ACT OF 1934, SECTIONS 17(a) AND 20(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AND SECTIONS 30 (f) AND 38 OF THE INVESTMENT COMPANY ACT OF 1940, AND THE RULES AND REGULATIONS THEREUNDER.

DISCLOSURE OF INFORMATION SPECIFIED IN THIS FORM IS MANDATORY, EXCEPT FOR DISCLOSURE OF IRS OR SOCIAL SECURITY NUMBERS OF THE REPORTING PERSON, WHICH IS VOLUNTARY. IF SUCH NUMBERS ARE FURNISHED, THEY WILL ASSIST THE COMMISSION IN DISTINGUISHING REPORTING PERSONS WITH SIMILAR NAMES AND WILL FACILITATE THE PROMPT PROCESSING OF THE FORM. THE INFORMATION WILL BE USED FOR THE PRIMARY PURPOSE OF DISCLOSING THE TRANSACTIONS AND HOLDINGS OF DIRECTORS, OFFICERS, AND BENEFICIAL
OWNERS REGISTERED COMPANIES.  INFORMATION DISCLOSED WILL BE A MATTER
OF PUBLIC RECORD AND AVAILABLE FOR INSPECTION BY MEMBERS OF THE PUBLIC. THE COMMISSION CAN USE IT IN INVESTIGATIONS OR LITIGATION INVOLVING FEDERAL SECURITIES LAWS OR OTHER CIVIL, CRIMINAL, OR REGULATORY STATUTES OR PROVISIONS, AS WELL AS FOR REFERRAL TO OTHER GOVERNMENTAL AUTHORITIES AND SELF-REGULATORY ORGANIZATIONS. FAILURE TO DISCLOSE REQUIRED INFORMATION MAY RESULT IN CIVIL OR CRIMINAL ACTION AGAINST PERSONS INVOLVED FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS AND RULES.